Exhibit (a)(1)(v)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase dated August 6, 2026 and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to holders in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. We are not aware of any jurisdiction where the making of the Offer or acceptance thereof would be prohibited by securities, blue sky or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action pursuant to a valid state statute, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in that state. In those jurisdictions where applicable laws or regulations require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.
Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

FORTE BIOSCIENCES, INC.

at

$77.00 Net Per Share of Common Stock

by

AVENA MERGER SUB INC.

a wholly owned subsidiary of

ARGENX BV

a wholly owned subsidiary of

ARGENX SE
Avena Merger Sub Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of argenx BV, a private company with limited liability (besloten vennootschap) organized under Belgian law (“Parent”), is offering to acquire all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Forte Biosciences, Inc., a Delaware corporation (“Forte”), for $77.00 per Share, net to the seller in cash, without interest (the “Offer Price”), subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 6, 2026 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” which, together with the Offer to Purchase, constitute the “Offer”). Tendering stockholders whose Shares are registered in their names and who tender directly to Purchaser will not be charged brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the exchange of Shares for cash pursuant to the Offer. Tendering stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if they will be charged any transaction fees. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 26, 2026 (together with any amendment or supplements thereto, the “Merger Agreement”), among Forte, Parent and Purchaser. Following the consummation of the Offer, and under the terms of the Merger Agreement as described in the Offer to Purchase, Purchaser intends to effect the Merger (defined below) as described below.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON AUGUST 26, 2026, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.
The Merger Agreement provides, among other things, that as soon as practicable following the acceptance of the Shares for payment (but in any event no later than the first business day immediately following the expiration of the Offer), subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser will merge with and into Forte (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with Forte continuing as the surviving corporation and a wholly owned subsidiary of Parent. The effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger is duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the Delaware General Corporation Law (the “DGCL”)) is referred to as the “Effective Time.” As of the Effective Time, each outstanding Share (other than (i) Shares owned both as of the Offer Commencement Date and immediately prior to the Effective Time by Forte (including those held in Forte’s treasury), Parent, Purchaser or other direct or indirect wholly owned subsidiary of Forte, Parent or Purchaser (other than Shares held on behalf of third parties), (ii) Shares irrevocably accepted for purchase pursuant to the Offer and (iii) Shares issued and outstanding immediately prior to the Effective Time that are held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither validly withdrawn nor lost their rights to such appraisal and payment under the DGCL) will receive the applicable price per Share paid in the Offer without interest and subject to any applicable withholding of taxes. No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, any Shares issued and outstanding as of immediately prior to the Effective Time which are held of record or beneficially owned by holders who (A) did not tender their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the Offer Acceptance Time), (B) follow the procedures set forth in Section 262 of the DGCL, (C) have not otherwise waived appraisal rights, (D) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with Section 262 of the DGCL, and (E) in the case of a beneficial owner, have submitted a demand that (x) reasonably identifies the holder of record of the shares for which the demand is made, (y) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (z) provides an address at which such beneficial owner consents to receive notices given by Forte and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. The “fair value” of such Shares as of the Effective Time could be more than, the same as or less than the consideration to be received pursuant to the Merger and Forte may argue in any appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than the Offer Price. The Merger is subject to the satisfaction or waiver of certain conditions described in “The Offer—Section 13—The Transaction Documents—The Merger Agreement—Conditions to the Merger” of the Offer to Purchase.
If the Offer is consummated, Purchaser does not anticipate seeking a vote of Forte’s remaining stockholders before effecting the Merger. The parties to the Merger Agreement have agreed, and the Merger Agreement requires, that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of Forte’s stockholders, in accordance with Section 251(h) of the DGCL.
The board of directors of Forte (the “Forte Board”), at a meeting duly called and held, has unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Forte and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) adopted resolutions approving and declaring the advisability of the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, (iv) resolved that the Merger should be effected under Section 251(h) of the DGCL and (v) adopted resolutions recommending that the stockholders of Forte accept the Offer and tender their Shares to Purchaser pursuant to the Offer, in each case, upon the terms and subject to the conditions set forth in the Merger Agreement.
On the date of the Offer to Purchase, Forte will file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the U.S. Securities and Exchange Commission (the “SEC”) and

disseminate the Schedule 14D-9 to holders of Shares, in connection with the Offer. The Schedule 14D-9 will include a more complete description of the Forte Board’s reasons for authorizing and approving the Merger Agreement and the Transactions. Therefore, stockholders of Forte are encouraged to review the Schedule 14D-9 carefully and in its entirety.
Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), pay for any Shares tendered pursuant to the Offer, if any of the conditions set forth below (the “Offer Conditions”) is not satisfied or waived in writing by Parent and Purchaser (to the extent waivable by Parent and Purchaser) as of one minute following 11:59 p.m., Eastern Time, on August 26, 2026 (as such date may be extended in accordance with the Merger Agreement and the Offer to Purchase, the “Expiration Date”): (a) a number of Shares that, considered together with all other Shares owned by Purchaser and its affiliates that are validly tendered and not validly withdrawn (but excluding Shares that have not yet been “received,” as defined by Section 251(h)(6) of the DGCL), would represent one more Share than 50% of the total number of Shares outstanding as of immediately following the consummation of the Offer (the “Minimum Condition”); (b) the representations and warranties of Forte as set forth in the Merger Agreement being accurate, subject to the applicable materiality and other qualifiers, and as of such times, as set forth in the Merger Agreement (the “Representations Condition”); (c) with respect to all obligations, covenants and agreements Forte being required to comply with or perform at or prior to the Expiration Date, Forte having complied with or performed in all material respects such obligations, covenants and agreements (the “Obligations Condition”); (d) since the date of the Merger Agreement, there not having occurred a Material Adverse Effect (as defined in the Merger Agreement) that is continuing as of the Expiration Date (the “No MAE Condition”); (e) the waiting period (or any extension thereof) applicable to the Offer or the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) having expired or been terminated, and if Parent or Forte has entered into an agreement with any governmental body regarding the timing of the consummation of the Offer or the Merger, the agreement permitting such consummation (together, the “HSR Clearance Condition”); (f) Parent and Purchaser having received a certificate executed on behalf of Forte by Forte’s Chief Executive Officer and Chief Financial Officer certifying that the Representations Condition, the Obligations Condition and the No MAE Condition have been satisfied (the “Certificate Condition”); (g) there not having been issued by any governmental body of competent jurisdiction, and remaining in effect, any judgment, temporary restraining order, preliminary or permanent injunction or other order, decree or ruling restraining, enjoining or otherwise preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger or subsequent integration, and there not having been any legal requirement promulgated, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger or subsequent integration (together, the “No Restraints Condition”); and (h) the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”). These conditions to the Offer are described in “The Offer—Section 15—Conditions to the Offer” of the Offer to Purchase.
Purchaser expressly reserves the right, to the extent permitted by applicable law, to (i) increase the Offer Price, (ii) waive any Offer Condition (to the extent permitted under the Merger Agreement and applicable legal requirements) and (iii) make any other changes in the terms and conditions of the Offer that are not inconsistent with the terms of the Merger Agreement. However, without Forte’s prior written consent, Purchaser and Parent cannot, (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer (but nothing in the Merger Agreement will limit the ability of Parent and Purchaser to increase the consideration payable in the Offer but only if it does not reduce the cash consideration payable in the Offer), (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions or requirements to the Offer in addition to the Offer Conditions, (E) amend, modify or waive the Minimum Condition, the Termination Condition, the HSR Clearance Condition and No Restraints Condition, (F) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares in its capacity as such, (G) terminate the Offer or accelerate, extend or otherwise change the Expiration Date except as provided by the terms of the Merger Agreement or (H) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act. Upon the terms and subject to the conditions of the Offer, Purchaser will promptly accept for payment and pay for all Shares that are validly tendered (and not validly withdrawn) pursuant to the Offer at the Expiration Date. The Merger Agreement does not contemplate a subsequent offering period for the Offer.
Purchaser must (and Parent must cause Purchaser to) extend the Offer for any period required by any law, any interpretation or position of the SEC or its staff or The Nasdaq Capital Market applicable to the Offer. Further, if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied (unless such condition is waivable by Purchaser or Parent and has been waived), Purchaser must (and Parent must cause Purchaser to) extend the Offer for additional periods of 10 business days per extension (with each such period to end one minute after 11:59 p.m. Eastern Time on the last business day of such period) (or such other duration as may be agreed in writing by Parent and Forte), to permit such Offer Condition to be satisfied. However, if each Offer Condition other than the Minimum Condition has been satisfied or waived and the Minimum Condition has not been satisfied, Purchaser must (and Parent must cause Purchaser to) extend the Offer for additional periods of ten business days per extension (or such other duration as may be agreed in writing by Parent and Forte) in order to permit the Minimum Condition to be satisfied. Such requirement to extend the Offer in order to permit the Minimum Condition to be satisfied will apply only on three separate occasions, after which Parent and Purchaser will not be required to (and, without the prior written consent of the Company, Parent and Purchaser will not be permitted to) so extend the Offer.
Notwithstanding the foregoing, Purchaser (a) is not required to extend the Offer beyond the earlier of (i) the valid termination of the Merger Agreement and (ii) the End Date (as defined below, and such earlier occurrence, the “Extension Deadline”) and (b) is not permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Forte. The “End Date” means on or prior to one minute after 11:59 p.m., Eastern Time, on November 30, 2026.
Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. In the case of an extension of the Offer, Purchaser will inform Computershare Trust Company, N.A. (the “Depositary”) of that fact and will make a public announcement of the extension no later than 9:00 a.m., Eastern Time, on the business day after the day on which the Offer was scheduled to expire.
If you wish to accept the Offer, and if you are a record holder (i.e., uncertificated stock in book-entry form has been issued to you and you directly hold your Shares in an account with Forte’s transfer agent, Computershare Trust Company, N.A.), you must complete and sign the Letter of Transmittal in accordance with the instructions provided therein, and send it with any documents required in the Letter of Transmittal to the Depositary as set forth in Section 3 of the Offer to Purchase. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered. Please call Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”), toll free, at 1-877-800-5190 for assistance.
For purposes of the Offer, Purchaser will be deemed to have accepted for payment tendered Shares when, as and if Purchaser gives oral or written notice of Purchaser’s acceptance to the Depositary. Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from Purchaser and transmitting such payments to you. Upon the deposit of such funds with the Depositary, Purchaser’s obligation to make such payment will be satisfied in full, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.
Except as otherwise provided in “The Offer—Section 4—Withdrawal Rights” of the Offer to Purchase, tenders of Shares made in the Offer are irrevocable. However, you may withdraw some or all of the Shares that you have previously tendered in the Offer at any time before the Expiration Date and, if such Shares have not yet been accepted for payment as provided herein, any time after October 5, 2026, which is 60 days from the date of the commencement of the Offer.
For your withdrawal to be effective, a written notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Securities Transfer Agents Medallion Program, the Stock Exchange Medallion Program and the New York Stock Exchange, Inc. Medallion Signature Program or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”)) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, then you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange to withdraw the Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Date by again following any of the procedures described in “—Section 3—Procedures for Tendering Shares” of the Offer to Purchase.
Subject to applicable law as applied by a court of competent jurisdiction, Purchaser will determine, in its sole discretion (which may be delegated in whole or in part to the Depositary), all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination will be final and binding. Tendering stockholders have the right to challenge Purchaser’s determination with respect to their Shares.
In general, if you are a U.S. Holder (as defined in the Offer to Purchase), your exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or non-U.S. income or other tax laws. You are urged to consult your tax advisor about the tax consequences to you of exchanging your Shares pursuant to the Offer or the Merger in light of your particular circumstances. See “The Offer—Section 5—Material U.S. Federal Income Tax Consequences” of the Offer to Purchase for a more detailed summary of the material U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger.
The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
Forte has provided Purchaser with its stockholder list, security position listings and certain other information regarding the beneficial owners of Shares for the purpose of disseminating the Offer to holders of Shares. Purchaser will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.
Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, at its address and telephone numbers set forth below and will be furnished promptly at Purchaser’s expense. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to the Information Agent and the Depositary, as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding the tender offer materials to their customers.
The Information Agent for the Offer is:

Innisfree M&A Incorporated

500 Fifth Avenue, 21st Floor
New York, New York 10110

Stockholders may call toll free: 877-800-5190
Banks and Brokers may call collect: (212) 750-5833
August 6, 2026